SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of February, 2005

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

Unibanco and Unibanco Holdings

FOR IMMEDIATE RELEASE	CONSOLIDATED RESULTS Year of 2004
For further information please contact:
Geraldo Travaglia
Marcelo Rosenhek
Regina Sanchez
Leandro Alves
Letícia Wrege

Unibanco
Av. Eusébio Matoso, 891-15th floor
São Paulo, SP 05423-901
Phone: (55 11) 3097-1980
Fax: (55 11) 3813-6182 / 3097-4830
E-mail: investor.relations@unibanco.com

(São Paulo, Brazil, February 17, 2005) — Unibanco - União de Bancos Brasileiros S.A. and Unibanco Holdings S.A. released today their consolidated financial results under Brazilian GAAP for the year of 2004.

Profitability

  For 4Q04, net income reached R$375 million, posting a growth of 14.7% Q-o-Q. In 2004 Unibanco reached a net income of R$1,283 million, reflecting a 22.0% growth compared to the same period of last year. Stockholders’ equity in December, 2004 stood at R$8,106 million, representing a 13.3% increase when compared to December 2003. Annualized return on average equity (ROAE) stood higher than 20% in the quarter.

Assets, Funding and Capital Adequacy

  Unibanco’s consolidated total assets reached R$79,350 million on December 31, 2004, representing an increase of 14.0% when compared to December 31, 2003. Of this total, R$31,796 million were loans, R$16,604 million were marketable securities, issued primarily by the federal government and derivative financial instruments, and R$14,377 million were interbank investments.

  In December, 2004, the company began to include in its loan portfolio all the installments of credit card sale from Unicard and Fininvest. Consolidated loan portfolio, including other credits, stood at R$31,796 million in December 2004, an increase of 7.0% and 14.7% Q-o-Q and Y-o-Y, respectively. Loans to individuals were up 23.2% Y-o-Y and 9.6% Q-o-Q. Total corporate loan portfolio posted 5.5% growth in the quarter and 10.3% growth in the year. For comparison purposes the following adjustments were performed: in the portfolio of September, 2004 the installment credits were included and the portfolio of Credicard was excluded. In December, 2003, in addition to the adjustments of September, the HiperCard’s portfolio (company acquired in March, 2004) was included in the balance.

  At the end of December 2004, the balance for the consolidated allowance for loan losses reached R$1,669 million, representing 5.2% of the portfolio. This allowance was composed of:

    R$573 million according to Resolution 2682, related to overdue credits;
    R$745 million according to risk parameters of Resolution 2682, related to falling due credits;

    R$351 million based on more conservative percentages than those required by the Regulatory Authority.

  As of December 2004, the balance of loans classified as AA represented 39.9% of total, while D-H loan portfolio represented 9.0% of total.

  As of December 31, 2004, Unibanco’s overall funding reached R$95,636 million, including R$32,979 million in mutual funds and assets under management. Core deposits, including Superpoupe – a time deposit designed for retail clients, with a larger spread than that of regular time deposits - presented in December, 2004 a 25.0% growth Y-o-Y. The growth highlights the initiatives of the bank towards improving its funding mix in 2004.

  The BIS ratio stood at 16.3%, well above the minimum required by the Brazilian Central Bank of 11%.

  The fixed assets ratio , in December, 2004, stood at 39.5%, with an impressive improvement due to incorporated companies goodwill write-off, mainly Banco Bandeirantes.

Results Highlights

  The financial margin before provision for loan losses, adjusted by the net impact on investments abroad, reached R$6,417 million in 2004, an increase of 6.6% compared to previous year. The financial margin before provision, by the same criteria, stood at R$1,766 million in the quarter, 5.4% above the previous quarter.

  Financial margin increased from 8.7% in 2003 to 9.0% in 2004.

  Total fees reached R$851 million in 4Q04 and amounted to R$3,241 million in the year, an increase of 14.0% Y-o-Y. The ratio of fee revenue over administrative and personnel expenses, which measures recurrent revenues and expenses, increased from 62.1% in 2003 to 64.1% in 2004.

  In 2004, personnel and administrative expenses were impacted by the acquisitions of the period and by the efficiency improvement actions, which include the discontinuation of Banco1.net and the incorporation of its activities by the retail, the conversion of in-store branches into Fininvest stores and the redesign of the overseas platform, besides other initiatives to outsource non-core activities.

  Total personnel and administrative expenses presented an increase of 4.4% Q-o-Q and 10.5% Y-o-Y.

  In 4Q04 Unibanco sold its stakes in credit card issuer Credicard and in credit card processor Orbitall. The results of this sale were entirely absorbed by the amortization of goodwill of incorporated companies and by non-recurring operating provisions for restructuring, credits and fiscal contingencies. The price of the sale was equal to a multiple of 17.1 times the combined earnings. The transaction was settled in cash, yielding a cash inflow of R$1.7 billion.

Performance Overview

Balance Sheet (R$ million)	4Q04	3Q04	4Q03	2004	2003
Loan Portfolio (1) (2)	31,796	29,724	27,721	31,796	27,721
Total assets	79,350	84,062	69,632	79,350	69,632
Total deposits	33,531	32,044	25,357	33,531	25,357
Stockholders' equity	8,106	7,932	7,156	8,106	7,156
Assets under management	32,979	32,654	26,945	32,979	26,945
Income Statement (R$ million)
Profit from financial intermediation before provision (a)	1,766	1,675	1,591	6,417	6,022
Provision for loan losses (b)	401	275	342	1,305	1,455
Gross profit from financial intermediation (a-b)	1,365	1,400	1,249	5,112	4,567
Fees from services rendered	851	829	786	3,241	2,842
Personnel and administrative expenses	1,365	1,308	1,237	5,058	4,577
Net income	375	327	291	1,283	1,052
Ratios (%)
Annualized ROAE	20.1	17.8	17.5	16.8	15.3
Annualized ROAA	1.8	1.6	1.7	1.7	1.5
Fees from services rendered / Personnel and administrative expenses	62.3	63.4	63.5	64.1	62.1
BIS (under Brazil Central Bank guidelines)	16.3	15.4	18.6	16.3	18.6
Earnings per share (R$)	0.27	0.23	0.21	0.92	0.77
Book value per share (R$)	5.81	5.68	5.20	5.81	5.20
Additional Information
Interest on capital stock - net of income tax (R$ million)	-	-	-	424	362
(1)	In December, 2003, includes installment credit from Unicard and Fininvest and does not include credit porfolio from Credicard. It also includes credit portfolio from HiperCard, acquired in March, 2004.
(2)	In September, 2004 includes installment credit from Unicard and Fininvest and does not include credit portfolio from Credicard.

Net Income and Stockholders’ Equity

Unibanco

In 4Q04, Unibanco reached R$375 million net income, posting a 14.7% growth compared to 3Q04. In 2004, Unibanco posted a R$1,283 million net income, 22.0% above the previous year. Stockholders’ equity, in December, 2004, stood at R$8,106 million, representing a 13.3% increase in the year. Annualized return on average equity (ROAE) exceeded 20% in 4Q04, as shown below:

Profitability	4Q04	3Q04	4Q03	2004	2003
Net income (R$ million)	375	327	291	1,283	1,052
Stockholders' equity (R$ million)	8,106	7,932	7,156	8,106	7,156
Annualized return on average equity (%)	20.1	17.8	17.5	16.8	15.3
Annualized return on average assets (%)	1.8	1.6	1.7	1.7	1.5
Earnings per share (R$)(1)	0.27	0.23	0.21	0.92	0.77
Earnings per GDS (R$)(2)	2.57	2.29	2.06	8.85	7.50
Interest on capital stock per commom share (R$)(3)	-	-	-	0.2915	0.2516
Interest on capital stock per preferred share (R$)(3)	-	-	-	0.3206	0.2768
Interest on capital stock per UNIT (R$)(2)(3)	-	-	-	0.5742	0.5115
Interest on capital stock per GDS (R$)(2)(3)	-	-	-	2.8708	2.5574
Total amount of interest on capital stock (R$ million)(3)	-	-	-	424	362
Book value per share (R$) - outstanding(1)	5.81	5.68	5.20	5.81	5.20

(1)	In August 2004, there was a reverse stock split in a ratio of 100 shares per every 1 share of the same type and class. Figures from previous periods were adapted to be comparable to current quotes.
(2)	Each Global Depositary Share (GDS) listed (NYSE:UBB) corresponds to 5 UNITs. Each UNIT consists of one Unibanco preferred share and one Unibanco Holdings preferred share.
(3)	Interest on capital stock declared up to December 29, 2004. An income tax of 15% is levied on gross amounts.
The figures are shown net of income tax.

Unibanco Holdings

Unibanco Holdings’ net income for 2004 reached R$708 million, corresponding to R$0.85 per share. Stockholders’ equity at period-end reached R$4,819 million and ROAE stood at 15.6%, affected by tax provisions (PIS and COFINS) over revenues of interest on capital stock. Book value per share reached R$5.81 at period-end.

The sale of Credicard and Orbitall

In 4Q04 Unibanco sold its equity stakes in credit card issuer Credicard and in credit card processor Orbitall. The price of the sale was equivalent to 17.1 times the combined earnings of the companies and 10.4 times the combined stockholders’ equity of the companies. The transaction was settled in cash, yielding a cash inflow of R$1.7 billion up to the end of December, 2004.

The 33.3% equity stake in Credicard was acquired by the other partners in the company, Itaú and Citibank, which now hold each a 50% ownership. In a company announcement dated February 1, 2005, it was announced by the shareholders that the credit card base of Credicard will be split between the partners and that the joint management of the company will come to an end in 2005. In the credit card segment, through its wholly-owned subsidiaries, Unibanco has 8.0 million cards, in addition to 9.5 million private label cards.

The 33.3% equity stake in Orbitall was acquired by Itaú. Unibanco was not a client of Orbitall, once it is self-sufficient in the processing of its credit cards base and private label cards.

The results of this sale were entirely absorbed by the amortization of goodwill of incorporated companies and by non-recurring operating provisions for restructuring, credits and fiscal contingencies, as shown in the Financial Statements, in the Extraordinary Items line. Below, a breakdown of the mentioned figures:

R$ million
Credicard and Orbitall
Sale value of investment in jointly controlled companies (1)	1,532
Book value of investment in jointly controlled companies	(150)

Gross profit on sale of jointly controlled companies	1,381

Amortization of goodwill of acquired companies	(828)
- Restructuring provision	(151)
- Allowance for credit and other assets	(364)
- Provision for tax litigation	(311)
Tax effects	272

Total amount allocated to the net income for the period	(1)

(1)	Net of provision of R$154 million for eventual adjustments related to contractual clauses or secured events.

In the 4Q04, Credicard and Orbitall contributed with R$19 million to Unibanco’s net income. Unibanco maintained its share in Redecard, that contributed with R$32 million to the result of the quarter.

Assets

Unibanco’s consolidated total assets reached R$79,350 million on December 31, 2004, an increase of 14.0% when compared to December 31, 2003. The drop of 5.6% in the quarter is mostly explained by the fact that Unibanco acted as dealer upon request of the Central Bank on September 30, 2004, trading an amount of R$4,0 billion. The same occurred on December 31, but to a lesser extent.

Marketable Securities

The following table shows the securities portfolio breakdown as of December, 2004:

R$ million
	Trading Securities - Market Value	Securities Available for Sale - Market Value	Securities Held to Maturity - Amortized Cost	Total
Federal government	2,295	564	2,342	5,201

Brazilian sovereign debt	55	26	2,178	2,259

Corporate debt securities	78	1,832	214	2,124

Bank debt securities	-	222	97	319

Marketable equity securities	-	103	-	103

Mutual funds	5,026	508	-	5,534

Others	484	-	-	484

Total	7,938	3,255	4,831	16,024
% of portfolio	50%	20%	30%	100%

The following table shows the changes in the securities portfolio in the quarter:

R$ million
Changes in Securities Portfolio	Balance Sep-04	Foreign Exchange Variation	Interest	Maturity (1)	Purchases	Sales	Balance DEC-04
Trading	8,072	(22)	259	(710)	13,904	(13,584)	7,919
Available for sale	3,854	(9)	133	(578)	588	(602)	3,386
Held to maturity	5,338	(320)	123	(636)	326	-	4,831

Total	17,264	(351)	515	(1,924)	14,818	(14,186)	16,136
(1)	Interest payments and redemptions at maturity.

Trading securities and Securities Available for Sale

Trading securities are acquired with the purpose of being actively and frequently traded. Unrealized gains and losses due to market value adjustments are recognized in the income statement.

Securities available for sale can be traded as a result of interest rate fluctuations, changes in payment conditions or other factors. Securities available for sale are adjusted at market value, recorded in a separate stockholders’ equity account.

The following table shows the impact of marked-to-market adjustments in trading securities, in available for sale securities and in financial derivatives instruments:

R$ million
	Market Value Adjustment Dec-04	Δ 4Q04
To Income Statement
Trading	19	(43)
Derivatives	9	(6)
Total	28	(49)

To Stockholders´ Equity
Available for sale	(130)	(64)
Derivatives	(11)	34
Total	(141)	(30)

Securities Held to Maturity

Unibanco classifies as held to maturity those securities which it has the intention and the financial capability to keep in the portfolio until maturity. They are accounted for at their acquisition cost plus accrued interests.

The following table shows the changes in the held to maturity securities on December 31, 2004:

Securities held to maturity funded with third parties resources	Balance on December 31, 2004 (R$ million)	Average Interest Rate per Year (%)	Average Maturity in Months
I. Securities (indexed/denominated in US$)	4,189	9.89	46
Third parties resources (denominated in US$)	4,189	4.49	50
Annual spread		5.16
II. Other securities - indexed to IGPM	461	9.54	238
Third parties resources	461	6.00	238
Annual spread		3.34
III. Securities - indexed to Selic	181	19.85	19
Third parties resources	181	6.00	19
Annual spread		13.07
Total securities held to maturity	4,831	10.23	63

The market value of such securities amounted to R$5,072 million on December 31, 2004. The weighted average spread of this portfolio, funded by third parties, was 5.29% per annum as of December, 2004.

Loan Portfolio

Total loans increased 13.9% in the year and 3.7% in the quarter. In December, 2004, the company began to include in its loan portfolio all the installments of credit card sales (installment credit)1. In addition, the loan portfolio as of December, 2004 already reflects the Credicard’s sale.

For comparison purposes, the following adjustments were performed: in the portfolio of September, 2004 the installment credits were included and the portfolio of Credicard was excluded. In December, 2003, in addition to the adjustments of September, the HiperCard’s portfolio (company acquired in March, 2004) was included in the balance. The following pro-forma analysis reflect the above mentioned adjustments.

Loans to retail segment posted 28.6% growth Y-o-Y and 10.9% in the quarter. The highlights were the growth in the HiperCard portfolio of 23.0% in the quarter, the growth in the SME portfolio of 17.9% in the quarter and 52.7% in the year and the growth in the consumer finance companies of 13.1% in the quarter and 32.1% in the year. Loans to individuals were up 23.2% Y-o-Y and 9.6% Q-o-Q.

Total corporate loan portfolio posted 5.5% growth in the quarter and 10.3% growth in the year. Even considering the Dollar depreciation, of 7.1%, large corporate loans increased 2.4% in the quarter. The balance of US dollar-indexed corporate loans portfolio was kept fairly stable, from R$5,391 million (US$1,886 million) as of September, 2004 to R$5,344 million (US$2,013 million) as of December, 2004.

In this way, total loan portfolio reached R$31,796 million as of December, 2004, posting 7.0% and 14.7% growth in the last three and twelve months, respectively.

1In Brazil, it is a common practice for credit card operators to establish agreements with retailers in order to offer their customers the option of having their credit card purchases billed in multiple installments, interest-free. Up to December 2004, Unibanco only entered in its credit portfolio the installment(s) falling due at the end of each reporting period. Beginning December 2004, the credit portfolio reflects the full charged amount of all credit purchases, including those installments falling due in future reporting periods.

The following tables and pro-forma graphs show loan portfolio by segment and by client type.

R$ million
Balance of Loans by Business Segment (Pro-Forma (1) (2) )	Dec-04	Sep-04(1)	Dec-03(2)	Quarter Change (%)	Annual Change (%)
Wholesale	14,001	13,674	13,888	2.4	0.8
Retail	17,795	16,050	13,833	10.9	28.6

Total	31,796	29,724	27,721	7.0	14.7

(1)	In September, 2004 includes installment credit from Unicard and Fininvest and does not include credit portfolio from Credicard.
(2)	In December, 2003 includes installment credit from Unicard and Fininvest, does not include credit portfolio from Credicard and includes credit porfolio from HiperCard, acquired in March, 2004.

R$ million
Balance of Loans by Client Segment (Pro-Forma (1) (2) )	Dec-04	Sep-04(1)	Dec-03(2)	Quarter Change (%)	Annual Change (%)
Total Individuals	11,570	10,553	9,392	9.6	23.2
Commercial Bank and other companies	6,541	6,248	5,590	4.7	17.0
Credit Cards	2,794	2,328	2,110	20.0	32.4
Unicard	1,694	1,434	1,373	18.1	23.4
HiperCard	1,100	894	737	23.0	49.3
Consumer Finance Companies	2,235	1,977	1,692	13.1	32.1
Fininvest / Creditec	1,569	1,376	1,176	14.0	33.4
LuizaCred(3)	234	179	159	30.7	47.2
PontoCred(3)	432	422	357	2.4	21.0

Total Corporate	20,226	19,171	18,329	5.5	10.3
Large corporate	14,001	13,674	13,888	2.4	0.8
Middle market	1,756	1,707	1,514	2.9	16.0
Small companies	4,469	3,790	2,927	17.9	52.7

Total	31,796	29,724	27,721	7.0	14.7

(1)	In September, 2004 includes installment credit from Unicard and Fininvest and does not include credit portfolio from Credicard.
(2)	In December, 2003 includes installment credit from Unicard and Fininvest, does not include credit portfolio from Credicard and includes credit porfolio from HiperCard, acquired in March, 2004.
(3)	50% stake in LuizaCred e PontoCred.

Individuals

R$ million

Corporate

The following tables show loan portfolio by segment and by business:

R$ million
Loan Portfolio by Business Activity (Pro-Forma (1) (2) )	Dec-04	Sep-04(1)	Dec-03(2)	Quarter Change (%)	Annual Change (%)
Manufacturing	9,555	8,943	9,285	6.8	2.9
Other services	6,034	5,777	5,081	4.4	18.8
Retailers	3,105	3,039	2,783	2.2	11.6
Agribusiness	900	857	747	5.0	20.5
Individuals	11,570	10,553	9,392	9.6	23.2
Other	632	555	433	13.9	46.0
Total Risk	31,796	29,724	27,721	7.0	14.7
(1)	In September, 2004 includes installment credit from Unicard and Fininvest and does not include credit portfolio from Credicard.
(2)	In December, 2003 includes installment credit from Unicard and Fininvest, does not include credit portfolio from Credicard and includes credit porfolio from HiperCard, acquired in March, 2004.

R$ million
Loans, by Segment and by Companies - December 2004	Commercial Bank and Other Companies	Consumer Finance Companies	CDC and Auto Financing	Total
Commercial, industrial and other	14,182	71	1,087	15,340
Import and export financing	3,100	-	-	3,100
Loans to agriculture	1,055	-	-	1,055
Subtotal 1	18,337	71	1,087	19,495
Credit cards	28	3,993	-	4,021
Individuals	3,202	1,036	2,317	6,555
Leasing	303	-	278	581
Real estate loans	1,144	-	-	1,144
Subtotal 2	4,677	5,029	2,595	12,301
Total loans	23,014	5,100	3,682	31,796
Co-obligation on credit card customer financing	-	-	-	-
Total Risk	23,014	5,100	3,682	31,796

Allowance and Provisions for Loan Losses

As of December, 2004, the balance for the consolidated allowance for loan losses reached R$1,669 million, representing 5.2% of the portfolio, composed of:

  R$573 million according to Resolution 2682, related to overdue credits;

  R$745 million according to risk parameters of Resolution 2682, related to falling due credits;

  R$351 million based on more conservative percentages than those required by the Regulatory Authority.

With the sale of Credicard and the consequent loan portfolio elimination, the balance for the consolidated allowance for loan losses dropped by R$119 million.

R$ million
Classification	Required Provision (%)	Total Risk Portifolio	Cumulative Distribution (%)	Minimum Allowance Required		Excess allowance above Res. 2682	Total allowance	% of Portifolio
				Overdue Installments	Falling due Installments
AA	-	12,690	39.9	-	-	12	12	0.1
A	0.5	11,814	77.1	-	59	14	73	0.6
B	1.0	2,670	85.5	1	25	4	30	1.1
C	3.0	1,754	91.0	5	48	48	101	5.8
D	10.0	1,320	95.1	17	115	200	332	25.2
E	30.0	453	96.6	46	90	21	157	34.7
F	50.0	196	97.2	58	40	12	110	56.1
G	70.0	282	98.1	62	135	40	237	84.0
H	100.0	617	100.0	384	233	-	617	100.0
TOTAL		31,796		573	745	351	1,669
% of portfolio							5.2%

As of December, 2004, the balance of loans classified as AA represented 39.9% of total, while D-H loan portfolio represented 9.0% of total.

The allowance for loan losses over the balance of loans with principal or interest past due for 60 days or longer (non-accrual portfolio) reached 131.2%, versus 115.1% in the previous year. As of December, 2004, the ratio of non-accrual portfolio over the total loan portfolio reached 4.0%, posting an evolution both in the quarter and in 12-month period.

The following tables show the loan portfolio breakdown and allowances for loan losses by company:

R$ million
Portfolio Classification, by Risk December 31, 2004	Commercial Bank and Other Companies		Consumer Finance Companies		CDC and Auto Financing		Total
	Portfolio	Allowance	Portfolio	Allowance	Portfolio	Allowance	Portfolio	Allowance
AA	11,087	12	1,196	-	407	-	12,690	12
A	5,946	31	3,073	28	2,795	14	11,814	73
B	2,307	26	177	2	186	2	2,670	30
C	1,500	93	118	4	136	4	1,754	101
D	1,156	314	103	12	61	6	1,320	332
E	319	115	104	33	30	9	453	157
F	94	58	86	44	16	8	196	110
G	203	181	68	48	11	8	282	237
H	402	402	175	175	40	40	617	617
Total	23,014	1,232	5,100	346	3,682	91	31,796	1,669
Allowance / Portfolio		5.4%		6.8%		2.5%		5.2%

Total Dec-03	21,050	1,045	4,060	424	2,807	80	27,917	1,549
Allowance / Portfolio Dec-03		5.0%		10.4%		2.9%		5.5%

The following table shows the changes in provision for loan losses for the indicated periods:

R$ million
Allowance for Loan Losses	4Q04	3Q04	4Q03	2004	2003
Allowance for loan losses (opening balance)	1,430	1,545	1,537	1,549	1,591
Balance from company sold	(119)	-	-	(119)	-
Provision for loan losses	651	275	342	1,555	1,455
Required provision	478	332	351	1,395	1,439
Additional provision	173	(57)	(9)	160	16
Opening balance from acquired company	-	-	-	145	-
Loan write-off	(293)	(390)	(330)	(1,461)	(1,497)
Allowance for loan losses (closing balance)	1,669	1,430	1,549	1,669	1,549

Loan recovery	125	76	134	337	415
Net write-off	(168)	(314)	(196)	(1,124)	(1,082)
Net write-off / Total Risk (%)	0.5	1.0	0.7	3.5	3.9

Funding

As of December 31, 2004, Unibanco’s overall funding reached R$95,636 million, including R$32,979 million in mutual funds and assets under management, as shown below:

R$ million
Funding Balance	Dec-04	Sep-04	Dec-03	Quarter Change (%)	Annual Change(%)
Demand deposits	3,220	3,605	2,729	-10.7	18.0
Savings deposits	5,966	5,900	5,918	1.1	0.8
Super Poupe	1,625	1,030	-	57.8	-
Core Deposits	10,811	10,535	8,647	2.6	25.0
Time deposits	22,600	21,365	16,434	5.8	37.5
Interbank deposits	120	144	276	-16.7	-56.5
Total deposits	33,531	32,044	25,357	4.6	32.2
Others	29,126	35,043	29,828	-16.9	-2.4
Total funding	62,657	67,087	55,185	-6.6	13.5
Assets under management	32,979	32,654	26,945	1.0	22.4
Total funding + third-parties' assets under management	95,636	99,741	82,130	-4.1	16.4

Funds and portfolios managed by UAM – Unibanco Asset Management reached R$32,979 million by the end of December, 2004, up 22.4% when compared to December, 2003 (Please also refer to Businesses Highlights –Wealth Management).

Core deposits, including Superpoupe – a time deposit designed for retail clients, with a larger spread than that of regular time deposits - presented in December, 2004 a 25.0% growth Y-o-Y. The growth highlights the initiatives of the bank towards improving its funding mix in 2004.

The following tables show funding in local and foreign currency:

R$ million
Funding in Local Currency	Dec-04	Sep-04	Dec-03	Quarter Change (%)	Annual Change (%)
Total funding in local currency	49,909	52,268	41,789	-4.5	19.4
Total deposits	31,343	29,560	23,469	6.0	33.6
Funding obtained in the open market	6,074	9,751	6,452	-37.7	-5.9
Debentures and mortgage notes	377	524	829	-28.1	-54.5
Local onlendings (BNDES funds)	4,940	4,765	5,398	3.7	-8.5
Subordinated Debt	368	354	315	4.0	16.8
Tech. provisions for insurance, annuities and pension plans	5,806	5,338	4,195	8.8	38.4
Others	1,001	1,976	1,131	-49.3	-11.5

R$ million
Funding in Foreign Currency	Dec-04	Sep-04	Dec-03	Quarter Change (%)	Annual Change (%)
Total funding in foreign currency	12,748	14,819	13,396	-14.0	-4.8
Total deposits	2,188	2,484	1,888	-11.9	15.9
Funding obtained in the open market	1,491	1,514	732	-1.5	103.7
Local onlendings (BNDES funds)	222	253	266	-12.3	-16.5
Foreign onlendings	254	235	253	8.1	0.4
Finance lines for exports and imports	2,034	2,520	2,490	-19.3	-18.3
Eurobonds and commercial paper	1,202	1,717	2,636	-30.0	-54.4
Subordinated Debt	1,531	1,247	1,153	22.8	32.8
Securitization	2,576	2,838	2,438	-9.2	5.7
Others	1,250	2,011	1,540	-37.8	-18.8

In 4Q04 funding in domestic currency reached R$49,909 million, with a 19.4% growth Y-o-Y. Funding in foreign currency posted a 4.8% drop in the last twelve months, amounting to R$12,748 million at the end of December, 2004, mainly due to the Real appreciation during the period.

In December, 2004, Unibanco issued US$150 million in subordinated debt with 5 year-term, at 6-month Libor + 2.0%. Banca Nazionale Del Lavoro (BNL) is the creditor and the issue is part of a credit line negotiated with BNL by the time of the acquisition of BNL´s Brazilian subsidiary.

In the same month, Unibanco launched, through its Grand Cayman subsidiary, a Reals denominated issue in the amount equivalent to US$75 million, with an 18-month term and half-yearly interest payments, maturing on June 14, 2006. The operation offers a coupon in Reals at a fixed rate of 17.9% a year. Unibanco acted as the Lead Manager and Sole Book Runner. That was the first operation in Reals, at a fixed rate, carried out by Unibanco.

In February, 2005, the bank launched a Reals denominated issue, in the amount of US$125 million, with a 5-year term and half-yearly interest payments. The issue offers a coupon in Reals, pegged to the IGPM Inflation Index plus 8.9% per year. Yield was priced at 26 bps below the interpolated sovereign yield curve. That was the first issue of a Brazilian bank tied to a inflation index. Unibanco’s goal was to create an alternative and differentiated source of funding, as well as to offer to its clients in the country competitive funding pegged to the IGPM.

Capital Adequacy and Fixed Assets Ratios

The following table shows the changes to the BIS ratio over the quarter and the year:

BIS Ratio Variation (%)	Quarter	12 Months
BIS Ratio at the beginning of the period	15.4	18.6
Changes in risk weighted assets	(0.4)	(2.1)
Changes in market risk coverage - interest rate	0.1	-
Changes in market risk coverage - foreign exchange rate	0.5	(2.1)
Stockholders' equity growth
Tier I	0.3	1.5
Tier II	0.4	0.4
BIS Ratio on December 31, 2004	16.3	16.3

The BIS ratio stood at 16.3%, above the minimum required by the Brazilian Central Bank of 11%.

The table below shows the reference equity breakdown between Tier I and Tier II capital, as of December, 2004:

	Reference Equity (R$ million)	BIS ratio (%)
Tier I	8,278	13.5
Tier II	1,704	2.8

Total	9,982	16.3

The fixed asset ratio, in December, 2004, stood at 39.5%, with an impressive improvement due to incorporated companies goodwill write-off, mainly Banco Bandeirantes.

Performance Overview

The Brazilian Economy

4Q04 was marked by the ongoing implementation of the monetary policy adjustment initiated by the Central Bank in 3Q04, with the Selic interest rate rising from 16.25% to 17.75% per year, which reflects the monetary authority’s greater concern with current inflation. The inflation rate in the last quarter of the year, as measured by the IPCA consumer price index, reached 2.0%, higher than the 3Q04 accrued total of 1.94%. The year’s total inflation, as per the IPCA, reached 7.6%, higher than the defined target of 5.5%, but lower than the 8.0% ceiling of the inflation target range. Additionally, after four years, inflation receded within the limits defined by the inflation target system.

Industrial output, according to the IBGE (Brazilian Institute of Geography and Statistics), rose by 8.3% in 2004, Y-o-Y. Industrial output dynamics have shown a gradual increase in the contribution to growth among those sectors that are dependent on the recovery of real income levels and a loss of steam among those sectors that are more credit-sensitive.

Despite the appreciation of the real vis à vis the US dollar, 4Q04 exports resulted in monthly trade balance surpluses that were still fairly high, although slightly below those of the previous quarter. During this period, the trade balance was positive by US$8.6 billion, raising Brazil’s accrued 12-month trade surplus from US$32.2 billion in September to US$33.7 billion at the end of 2004, once again, an all-time high.

Buoyant exports, increasing consolidation of the fiscal policy and improvement of the indicators of both external and domestic solvency, helped lower Brazil’s perceived sovereign risk. By the end of 4Q04, the Embi-Brazil indicator, at 383 basis points, was 17.8% lower than the figure at the end of the preceding quarter.

Nonetheless, the private sector’s rate of foreign debt rollover continued to be modest – pointing to a voluntary process of corporate foreign debt reduction. The low rollover rate did not impair the liquidity of the foreign exchange market, as the commercial flow continued to be strong during this period. The US dollar devalued by 7.1% vs. the real during 4Q04 and posted a total devaluation of 8.1% vs. the end of 2003.

Ongoing fiscal austerity allowed the achievement of the fiscal target of 4.5% of GDP in 2004, closing the year at 4.6% of GDP. As in previous quarters, the significant results achieved by public accounts have been enough to keep the debt/GDP ratio trending down. At the end of December, this ratio stood at 51.8%, vs. 53.7% in September and 57.2% at the end of 2003.

Results

Net income in 4Q04 stood at R$375 million, up 14.7% when compared to previous quarter. In 2004, Unibanco reached a net income of R$1,283 million, up 22.0% when compared to the same period of last year.

The financial margin before provision for loan losses, adjusted by the net impact on investments abroad, reached R$6,417 million in 2004, an increase of 6.6% compared to previous year. The financial margin before provision, by the same criteria, stood at R$1,766 million in the quarter, 5.4% above the previous quarter. Total average assets, not including permanent assets, was kept fairly stable in the quarter. Therefore, financial margin increased from 8.8% in 3Q04 to 9.3% in 4Q04. In 2004, financial margin was 9.0%, versus 8.7% in the previous year.

R$ million
Financial Margin	4Q04	3Q04	4Q03	2004	2003
Revenue from Financial Intermediation	2,970	3,200	3,054	12,370	12,205
Exchange rate fluctuation on investments abroad	(83)	(105)	(28)	(83)	(631)
Expenses on Financial Intermediation	(1,121)	(1,420)	(1,435)	(5,870)	(5,552)
Financial margin (A)	1,766	1,675	1,591	6,417	6,022
Provision for Loan Losses	401	275	342	1,305	1,455
Financial Margin after provision for loan losses	1,365	1,400	1,249	5,112	4,567

Total Average Assets (-) Average Permanent (B)	78,563	78,504	65,611	71,528	69,208

Annualized Net Financial Margin (%) (A/B)	9.3	8.8	10.1	9.0	8.7

Investments abroad reached R$1,6 billion and R$2,0 billion at the end of December 2004 and September 2004, respectively. During the course of the year, investments abroad were reduced by dividend payment. The tables below show the variation of investments abroad and the exchange rate fluctuation impact on these investments:

US$ million
	4Q04	3Q04	4Q03	2004	2003
Investments Abroad (opening balance)	694	606	941	842	1.015
Net Income	44	89	52	217	253
Dividends paid	(144)	-	(148)	(478)	(468)
Market value adjustments	4	(1)	(3)	17	42
Investments Abroad (closing balance)	598	694	842	598	842

R$ million
Foreign Exchange Impact on Investments Abroad	4Q04	3Q04	4Q03	2004	2003
Exchange rate fluctuation on investments abroad	(83)	(105)	(28)	(83)	(631)
Hedge on investments abroad (currency)	130	170	43	271	636
Net impact before income tax and social contribution	47	65	15	188	5

Tax effects from exchange rate fluctuation on hedge	(44)	(58)	(10)	(92)	(215)

Net impact after income tax and social contribution	3	7	5	96	(210)

The following table shows the balance of assets and liabilities in foreign and local currencies, and the net exposure:

R$ million
	December 31, 2004
	Local Currency	Foreign Currencies	Consolidated
Cash and due from bank / Interbank investments	13,141	2,797	15,938
Marketable securities	11,771	4,833	16,604
Trading	7,611	326	7,937
Available for sale	3,037	219	3,256
Held to maturity	641	4,190	4,831
Derivative financial instruments	482	98	580
Interbank accounts	4,645	193	4,838
Net loans	24,327	5,800	30,127
Loans	25,709	6,087	31,796
Allowances for loan losses	(1,382)	(287)	(1,669)
Other assets	11,245	598	11,843
Total assets	65,129	14,221	79,350

Deposits	31,343	2,188	33,531
Securities sold under repurchase agreements (open market)	6,074	1,491	7,565
Resources from securities issued	377	1,202	1,579
Interbank accounts	11	10	21
Borrowings and onlending	5,103	3,136	8,239
Financial derivative instruments	258	12	270
Subordinated Debt	368	1,531	1,899
Other liabilities	13,847	3,521	17,368
Minority interest	772	-	772
Stockholders' equity	8,106	-	8,106
Total liabilities	66,259	13,091	79,350

Derivatives and leasing operations	6,119	(1,379)	4,740
Operations to mature (with no exposure risk), foreign strategic shareholder and others		(1,273)

Net exposure - BIS ratio		(1,522)

The following chart demonstrates net revenue by business type:

Fees from Services Rendered

The breakdown of fees from services rendered is demonstrated as follows:

R$ million
Fees from Services Rendered	4Q04	3Q04	4Q03	2004	2003
Banking fees and other fees and commissions	445	408	413	1,662	1,526
Credit Cards	248	214	180	841	627
Unibanco's Cards	180	157	116	608	434
Redecard	68	57	64	233	193
Assets under management	98	100	86	385	314
Subtotal	791	722	679	2,888	2,467
Credicard	60	107	106	353	375
Total fees from services rendered	851	829	786	3,241	2,842

Total fees reached R$851 million in 4Q04 and amounted to R$3,241 million in the year, an increase of 14.0% Y-o-Y.

Banking fees reached R$445 million in 4Q04 and R$1,662 million in 2004, representing an increase of 8.9% Y-o-Y. Fee revenues from the credit card business reached R$248 million in 4Q04 and R$841 million in the year, growing 34.1% when compared to 2003.

Fees from asset management reached R$98 million and R$385 million in 4Q04 and in 2004, respectively, presenting a growth of 22.6% Y-o-Y .

Fee revenues over personnel and administrative expenses (recurrent revenues and expenses) increased from 62.1% in 2003 to 64.1% in 2004.

Personnel and Administrative Expenses

In 2004, personnel and administrative expenses were impacted by the acquisitions of the period and by the efficiency improvement actions, which include the discontinuation of Banco1.net and the incorporation of its activities by the retail, the conversion of in-store branches into Fininvest stores and the redesign of the overseas platform, besides other initiatives to outsource non-core activities.

The growth in the Conglomerate’s points of service, initiated in the second half of 2003 including the acquisitions occurred in the first half of 2004, resulted in the accretion of 1,400 employees to the commercial department of the bank. The internal restructuring, intensified in the second half of 2004, resulted in a reduction of 217 employees when compared to December, 2003. The Group’s workforce comprised a total of 27,408 professionals in December, 2004, versus the figure of 29,025 as of June,2004.

The following tables show the breakdown of Unibanco’s personnel and administrative expenses for the indicated periods, detaching the effect of the recent acquisitions and the Credicard and Orbitall companies:

R$ million
Personnel and Administrative Expenses	4Q04	3Q04	4Q03	2004	2003
Commercial Bank	879	807	787	3,176	2,904
Subsidiaries excluding acquired companies and Credicard / Orbitall	383	369	367	1,440	1,361
Acquired companies	54	42	2	145	2
Subtotal	1,316	1,218	1,155	4,761	4,267
Credicard / Orbitall	49	90	81	297	310
Total	1,365	1,308	1,237	5,058	4,577

R$ million
Personnel Expenses	4Q04	3Q04	4Q03	2004	2003
Commercial Bank	418	384	343	1,491	1,295
Subsidiaries excluding acquired companies and Credicard / Orbitall	95	107	94	396	370
Acquired companies	16	13	-	41	-
Subtotal	529	504	437	1,928	1,665
Credicard / Orbitall	15	23	24	86	108
Total	544	527	461	2,014	1,773

In 2004, personnel expenses changes are mostly explained by the impact of the “Collective Wage Agreement”(R$126 million), restructuring process of the company (R$55 million), organic growth of the branches sales force and the new Fininvest stores (R$33 million), acquisitions of Hipercard, BNL, Creditec (R$41 million), and expenses related to Credicard and Orbitall (R$22 million).

In the quarter, personnel expenses changes were influenced most by the “Collective Wage Agreement” of 8.5% in September 2004 (R$22 million), severance expenses (R$11 million), and the aggregate wage reduction (R$7 million) - a consequence of the restructuring process, besides the expenses drop in Credicard and Orbitall. The table below shows the variation of personnel expenses:

Main Changes - Personnel Expenses	4Q04 / 3Q04	2004 / 2003
Total change	3.2%	13.6%
Breakdown:
Collective Wage Agreements	4.3%	7.1%
Severance costs	2.1%	3.1%
Acquisitions	-	2.3%
Organic Growth	-	1.9%
Restructuring	-1.3%	-0.4%
Credicard / Orbitall	-1.6%	-1.2%
Others	-0.3%	0.8%

The table below shows the breakdown of other administrative expenses:

R$ million
Other Administrative Expenses	4Q04	3Q04	4Q03	2004	2003
Commercial Bank	461	423	444	1,685	1,609
Subsidiaries excluding acquired companies and Credicard / Orbitall	289	262	272	1,044	991
Acquired companies	37	29	2	105	2
Subtotal	787	714	718	2,834	2,602
Credicard / Orbitall	34	67	58	210	202
Total	821	781	776	3,044	2,804

In 2004, other administrative expenses increased R$240 million (8.6%) mainly because of the acquisitions of Hipercard, BNL, Creditec and Tricard, which amounted to R$103 million, readjustments of public utilities tariffs, rental and software maintenance contracts, real estate rental (R$63 million), mailing expenses, and marketing expenses (R$38 million), organic growth related expenses (R$12 million), and increased expenses related to the implementation of non-recurring projects (R$21 million).

In the 4Q04, the expenses presented a growth of R$40 million (increase of 5.1%) versus 3Q04 due to the seasonal increase in volumes and end-of-year events. The following items also contributed to this growth: higher marketing expenses, cash and documents transportation, expenses with projects implementation, which deal with the outsourcing of documents processing.

Main Changes - Other Administrative Expenses	4Q04 / 3Q04	2004 / 2003
Total change	5.1%	8.6%
Breakdown:
Acquisitions	-	3.7%
Utilities tariffs and other contracts readjustment	-	2.2%
Marketing	1.1%	1.4%
Projects implementation	1.5%	0.8%
Organic Growth	-	0.4%
Lawyers fees	1.0%	-
Seazonal increase of volumes and end-of-year events	5.3%	-
Credicard and Orbitall	-4.2%	0.3%
Others	0.4%	-0.2%

Businesses Highlights

Retail

The Retail segment continued with the implementation of the new organizational design, aiming to increase profitability and efficiency, and to maintain its businesses growth. Retail involves the following areas:

  Commercial bank transactions for individuals;

  Commercial bank transactions for companies with annual sales up to R$150 million;

  Credit Cards;

  Consumer Finance; and

  Car and heavy vehicles financing.

Branches Network

Unibanco ended 2004 with 1,275 branches, in-store and corporate-site branches.

The highlight of the period was the balance of R$1,625 million in the Superpoupe’s portfolio, which registered a growth of 57.8% Q-o-Q. “Superpoupe” is a time deposit certificate, launched in May 2004, with lower funding costs than a regular time deposit certificate.

The Consumer Companies

Unibanco’s Consumer Companies are responsible for the credit card and consumer finance segments. They are formed by Unicard, Fininvest, PontoCred (a partnership established with Globex, controlling company of Ponto Frio department store chain), LuizaCred (a partnership with Magazine Luiza department store chain), HiperCard, Redecard (a partnership established with Citibank, Itaú and Mastercard), and by the partnerships with Tricard and Sonae.

Credit Card Companies

Unicard

Unicard’s credit card business had net earnings of R$36 million in 4Q04, up 33.3% Q-oQ, and had annualized ROAE of 53.3% in the period. During the whole year of 2004, earnings reached R$126 million. The 2004 ROAE was 45.6%.

Revenues, measured in terms of volume of purchases and withdrawals made by the customers, reached R$2,042 million in 4Q04, up 18.6% over 3Q04 and 32.9% above 4Q03 figures. Loan portfolio reached R$1,694 million in the quarter, 18.1% above the previous quarter and 23.4% above 2003. In December 2004, the number of cards issued stood at 4.8 million, up 9.1% when compared to December 2003.

Following are the main indicators of Unicard’s credit card business:

R$ million
Financial Information	4Q04	3Q04	4Q03	2004	2003
Net Earnings	36	27	28	126	130
Fees	68	60	57	237	202
Credit portfolio(1) (2)	1,694	1,434	1,373	1,694	1,373
Provision for loan losses (1)	44	45	51	170	166

(1)	Individuals
(2)	Includes installment credit

HiperCard

HiperCard, the credit card business that started in the Bompreço supermarket chain, and was acquired by Unibanco in March 2004, had net earnings of R$52 million in 4Q04, up 44.4% Q-o-Q. ROAE was 139.9% in the quarter. In December 2004, HiperCard’s loan portfolio stood at R$1,100 million. In December 2004, the company had around 70 thousand affiliated stores and 2.7 million cards issued.

R$ million
Financial Information	4Q04	3Q04
Net Earnings	52	36
Fees	34	28
Credit portfolio	1,100	894
Annualized ROAE	139.9%	87.9%

Redecard

Redecard equity income was R$32 million in 4Q04, posting a growth of 39.1% when compared with 3Q04 (including Consórcio Redecard revenues). The 2004 ROAE was 215.2%. Revenues amounted to R$15.8 billion in 4Q04, 24.1% above 3Q04, and there were 236 million transactions during the last quarter of 2004.

Consumer Finance Companies

Fininvest

Fininvest contributed with R$61 million equity income in 4Q04, an increase of 35.6% Q-o-Q. Annualized ROAE was 52.0%. In 2004, equity income reached R$197 million, up 23.9% Y-o-Y.

The company ended 4Q04 with R$1,598 million in credit portfolio, a 13.1% growth when compared with 3Q04 and 31.1% over the last 12 months. Revenues in the quarter reached R$1,379 million, a 19.8% growth Q-o-Q and up 42.6% when compared with 4Q03.

Fininvest ended 2004 with 253 stores and over 11 thousand points-of-sale. Over the year, 142 new stores were opened, of which 49 in the last quarter, increasing the distribution network in the Southeast region.

The table below shows Fininvest’s main indicators:

R$ million
Financial Information	4Q04	3Q04	4Q03	2004	2003
Equity income	61	45	71	197	159
Credit portfolio (excluding LuizaCred) (1)	1,598	1,413	1,219	1,598	1,219
Fees	77	69	59	265	230
Provision for loan losses (excluding LuizaCred)	87	90	82	350	341
Annualized ROAE	52.0%	40.9%	104.0%	40.7%	49.5%
(1)	Includes installment credit

LuizaCred

LuizaCred, a Fininvest subsidiary, posted equity income of R$3 million in 4Q04, with annualized ROAE of 65.8% for the period. In 2004, LuizaCred had earnings of R$24 million, 50.0% above the previous year. Revenues reached R$303 million in 4Q04, a 60.3% growth Q-o-Q and up 62.9% comparing with 4Q03. The company ended December 2004 with a 1.4 million client-base and R$469 million in loan portfolio, an increase of 47.0% over the last 12 months. The company is present at 250 Magazine Luiza’s points of sale, including 48 Lojas Arno points of sale.

PontoCred

PontoCred posted net income of R$16 million in 4Q04, up 33.3% Q-o-Q. Annualized ROAE in the period was 40.8%. Accumulated earnings for 2004 was R$51 million, a 37.8% growth when compared with 2003. At the end of December 2004, the balance of the loan portfolio stood at R$917 million, an increase of 27.9% in 12 months. The total number of customers reached 3.6 million in December 2004. PontoCred is present at 339 Ponto Frio’s points of sale.

Auto Financing

The auto financing business includes Unibanco Financeira, Consórcio Rodobens, Consórcio Nacional Ford and Banco Dibens, a partnership with Grupo Verdi, and offers cars, trucks and buses financing. In 2004, auto finance business posted net managerial income of R$45.3 million and ended the period with a R$3.7 billion loan portfolio, up 31.2% Y-o-Y.

Blockbuster

BWU Com. e Entretenimento Ltda., Blockbuster Video’s master franchisee in Brazil, opened 16 new stores in 2004, ending the year with 130 stores, of which 120 are wholly-owned and 10 are sub-franchisees. The company posted gross revenues of R$160.2 million. The growth in revenues of comparable stores (which were opened in 2003) was of 11.4%. The company EBITDA reached R$21.4 million in 2004, which represents an increase of 20% over 2003 and income of R$7.8 million.

Unibanco Capitalização

The annuity business of Unibanco Capitalização ended 2004 with revenues of R$454 million, up 15.8% Y-o-Y. In 4Q04, revenues were up 20.8% when compared with 2003, reaching R$215 million. Unibanco Capitalização’s earnings reached R$40.5 million in 4Q04 and R$105.7 million in 2004. Of this amount, the annuity business represented R$21,0 million in 4Q04 and R$70.2 million in 2004.

Wholesale

In 4Q04, the Wholesale segment consolidated its relationship strategy with clients, maintaining its differentiated service and reducing its structure in about 25%, percentage equivalent to a hundred employees. Clients started being served on a regional level with access to new products such as derivatives linked products. Unibanco also took part as a coordinator in the most important capital markets transactions of the period.

In the next Shareholders' Meeting, it will be proposed the election of João Dionísio Amoêdo to its Board of Directors. The executive functions of João Dionísio in the Wholesale will be under the responsibility of Demosthenes Madureira de Pinho Neto. Mr. Pinho Neto will lead both the Wholesale and the Wealth Management areas. The Proprietary Trading will be independently managed from the Wholesale and Wealth Management areas.

The period’s highlights include the following:

Foreign Trade Finance
On December 31st, 2004, Unibanco had a US$1.6 billion balance in foreign trade finance transactions. This amount resulted from import, export and international financing warranties.

Syndicated Loans
Unibanco led a FGTS onlending transaction for Copasa – Companhia de Saneamento do Estado de Minas Gerais, with an amount of R$256.8 million. The bank also concluded a transaction with Votorantim Metais Ltda., NEXI Insured Syndicated Loan Facility, which amounted to US$109 million. That funding was originated from a bank consortium led by The Bank of Tokyo Mitsubishi in 4Q04.

BNDES
Unibanco was the first on the BNDES.exim ranking with an amount of R$857 million disbursed in 2004. As a financial agent for the BNDES (Brazilian National Social and Economic Development Bank), Unibanco disbursed R$1.6 billion and reached third place in the general BNDES ranking.

Financial advisory
- to CCR, for the total acquision of Viaoeste S/A (a road concession) for R$726 million.
- to Cemig, in the capital increase of up 40% (R$144 million) of Gasmig S/A, originally 100% controlled by Cemig and Gaspetro S/A.
- to Grupo Rede, on the sale of 100% of the capital of Rosal Energia S/A, which owns UHE Rosal, to Cemig for R$134 million.

Capital Markets
- Unibanco was the Leading Coordinator and joint bookrunner of the public offering of DASA – Diagnósticos da América S.A., the largest private diagnostic medicine company and the first one in the field of healthcare to be traded on the stock market in Latin America. The transaction amounted to R$437 million.
- The bank also led the 2nd Issue of Promissory Notes, amounting to R$ 200 million, of the Securities Program structured for the basic sanitation company of the state of São Paulo (Companhia de Saneamento Básico do Estado de São Paulo – SABESP) and of the 1st tranche of this program, amounting to R$ 600 million.

Insurance and Private Pension Plans

The insurance and private pension plans businesses, including extended warranty, posted net earnings of R$8 million in 4Q04. In line with the conglomerate’s decision to accelerate amortization of goodwill of totally incorporated companies, the insurance company amortized the gross amount of R$103 million in 4Q04. This amount represents the goodwill amortization of Trevo, the insurance company from Banco Bandeirantes. Net income adjusted by the amortization of this goodwill reached R$76 million in 4Q04, up 35.7% Y-oY. Annualized ROAE for insurance, private pension and extended warranty transactions was 23.7% in 4Q04, based on adjusted net earnings.

4Q04’s consolidated revenues for insurance, private pension plans and extended warranty amounted to R$1,025 million, 24.2% above 2003 figure.

Unibanco’s insurance and pension plan companies ranked fourth in consolidated terms, according to Superintendência de Seguros Privados – SUSEP (Private Insurance Regulatory Body), ANAPP - Associação Nacional de Previdência Privada (National Association of Private Pension Funds) and ANS - Agência Nacional de Saúde Suplementar (National Supplementary Health Agency), with an 8.0% market share (November 2004 data).

Insurance and private pension consolidated technical reserves, plus extended warranty allowance for risks, amounted to R$5,533 million at the end of the year.

Insurance

Insurance and extended warranty net premiums written reached R$662 million in 4Q04, up 19.5% over 4Q03.

R$ million
Insurance Figures(1)	4Q04	3Q04	4Q03	2004	2003
Net premiums written - Insurance	662	695	554	2,735	2,249
Premiums retained	554	533	406	2,087	1,553
Premiums earned	520	502	389	1,969	1,504
Industrial result	109	80	55	342	241
Personnel and administrative expenses	(73)	(67)	(51)	(255)	(220)
Taxes and other operating expenses	(23)	(11)	5	(63)	(19)
Operating income	14	3	9	24	3
Adjusted result financial / equity (5)	73	91	81	345	360
Adjusted income before taxes (5)	83	90	90	354	363
Adjusted net income (5)	76	76	56	300	265

Loss ratio % (2)	41.7	44.1	55.3	46.9	56.4
Combined ratio % (3)	97.3	99.4	97.7	98.8	99.8
Extended combined ratio % (4)	86.3	84.1	83.5	87.1	83.2
(1)	AIG Brasil, UASEG, Unibanco AIG Saúde and extended warranty . Unibanco AIG Previdência accounted by the equity method.
(2)	Claims / Premiums.
(3)	(Operating expenses + administrative expenses + selling expenses, claims and taxes) / premiums earned.
(4)	(Operating expenses + administrative expenses + selling expenses, claims and taxes) / (premiums earned + financial income)
(5)	Does not include Empresas Trevo's goodwill amortization, fuly accounted for in December, 2004, amounting to R$103 million before taxes and R$68 million after taxes

Insurance consolidated premiums written (%) (1)
	4Q04	3Q04	4Q03	2004	2003
Life + Casualties	30.1	24.7	21.8	24.6	20.7
Health	6.7	6.0	5.9	5.5	5.1
Auto	25.8	23.4	25.7	25.6	25.8
Fire	7.7	6.5	6.0	6.9	15.9
Transportation	7.8	8.3	6.5	7.6	6.1
Other (1)	21.9	31.1	34.1	29.8	26.4
Total	100.0	100.0	100.0	100.0	100.0
(1)	Excludes extended warranty

Operating profits reached R$24 million in 2004 due to: changes in the portfolio mix, focusing on high profitability products; pricing policy based on a strict risk management; and focus on operational efficiency.

The ratio between administrative expenses and net premiums written reduced from 9.8% in 2003 to 9.3% in 2004.

The combined ratio, that measures the operational efficiency of the insurance companies, was 97.3% in 4Q04 and 98.8% in 2004. The extended combined ratio, which includes financial revenues, reached 86.3% in 4Q04 and 87.1% for the year.

According to the latest industry data released by SUSEP as of November 2004, the company maintained the leadership in the property risks, D&O (Directors & Officers), aviation, petrochemical risks, product transportation, and extended warranty, the latter based on own estimates. The extended warranty business, formed by Garantech, posted net earnings of R$9 million in 4Q04, with revenues of R$132 million, approximately three times above 4Q03.

Insurance technical reserves, plus allowance for extended warranty risks, amounted to R$1,886 million at the end of 4Q04.

In 4Q04, AIG Warranty and Garantech Garantias e Serviços Ltda., both of which act in the extended warranty segment, were unified and became a single company: Unibanco AIG Warranty S/A. Unibanco AIG owns 70% of the new company.

Private Pension Plans

Unibanco AIG Previdência posted net earnings of R$55 million in 2004, up 14.6% Y-o-Y. Revenues for the quarter reached R$363 million, up 33.9% Y-o-Y. In 2004, revenues reached R$1,518 million, a 24.5% growth when compared to the previous year.

Unibanco AIG Previdência ranked fourth in pension plan revenues up to November 2004, with 8.4% market share, according to ANAPP’s official data.

As for the sale of corporate pension plans, also according to ANAPP’s data for November 2004, Unibanco AIG Previdência ranked second in terms of accumulated sales for the year, with a volume of R$823 million. The company services 1,231 corporate clients and 733 thousand individual customers, of which 217 thousand come from corporate clients.

Technical reserves for pension plan stood at R$3,647 million at the end of 4Q04.

In 4Q04, there was an equity adjustment, net of tax effects, of R$53 million, due to changes on insurance reserves over both paid benefits and benefits to be paid. This revision aim to update the company’s reserves to the most recent tables of mortality, preventing from future exigencies.

Wealth Management

Unibanco Asset Management (UAM) ended December 2004 with R$33.0 billion in assets under management and custody, up 22.4% Y-o-Y. The year 2004 accounted for positive flow of R$1.9 billion, mainly from the corporate, institutional and private segments.

UAM generated equity income of R$19 million in 2004, an increase of 18.9%. In December, 2004, UAM’s market share was 4.8%, compared with 4.6% in December, 2003.

In December 2004, the Private Banking business posted an increase of 9.9% Y-o-Y in the volume of assets under management. In the industry global ranking published by ANBID in December 2004, Unibanco’s Private Bank holds the 2nd position, with a market share of 9.3%.

Human Resources

Unibanco ended 2004 with 27,408 employees, versus 29,025 in June 2004.

In 2004, approximately R$24 million were invested in several corporate education initiatives that focused on training, perfecting and developing employees skills, contributing to an organizational culture geared towards innovation.

One of the main focuses of training was improving the quality of the management of people through the development of managers and of leadership competencies. More than 2,000 managers took part in Module I of the program – Performance and Recruitment Management – and 470 managers have already completed Module II –Communication and Leadership Styles.

For the past six years, in association with Fundação Dom Cabral, Unibanco has been offering an MBA program, which has trained more than 150 professionals. The MBA abroad program, for managerial staff chosen by means of a judicious selection process, was the object of a R$2 million investment in 2004 and has benefited 36 executives since 1996.

Clique Conhecimento (Click Knowledge), an online training and capability-building tool, available through the Corporate Portal, recorded more than 227,000 visits in 2004, with more than 33,000 participations in several training programs.

One of the ways of recognizing employee commitment and outstanding performance is the Stock Option Purchase Plan. At December 31, 2004, 229 of the organization’s executives were eligible for this plan.

Futuro Inteligente (Intelligent Future), the new private pension fund program for employees, was introduced in July 2004 and included a sign-up bonus for all participants, whether pensioners or actively employed. By December 31, it already had more than 6,600 participants.

In 2004, the Valor Econômico newspaper elected Unibanco the 3rd best Brazilian company with more than 15,000 employees in terms of people management. The newspaper’s research was carried out in association with the Hay Group, a consulting company specializing in organizational climate management and research. Unibanco AIG Seguros e Previdência ranked 5th among companies with 1,001 to 2,000 professionals.

Corporate Governance

Secondary Offer of Units

In February, 2005, Commerzbank and BNL sold, by means of a secondary public distribution, 45,897,387 Units, representing 6.6% of Unibanco’s capital.

The transaction amounted to R$718 million, at a price of R$ 15.65 per Unit. 9.09% of the sales were distributed via retail, whereas institutional investors acquired the balance. The deal was carried out only in the Brazilian market. The float of Units posted an increase of 70.3% in Brazil and of 11.5% in total, as compared to December 2004.

Unibanco in the IBrX-50 index

On September 1st, 2004, the Unit (Bovespa: UBBR11) became part of the IBrX50 Index, initially with 2.724% weight in the theoretical portfolio. In the new portfolio, effective from January to April 2005, this weight was increased to 2.926%.

The IBrX-50 index comprises the 50-best classified stocks according to a negotiability index, calculated by Bovespa, and that have a trading floor presence of at least 80%, measured in the last twelve months. The inclusion of the Units in the IBrX-50 portfolio is another step to increase their liquidity in the Brazilian market.

Transparency – IR Website

In January 2005, for the second consecutive year, Unibanco Investor Relations (IR) website was awarded the Top1 prize as the best among Banks & Financial Services by technical criteria. It was also ranked second best in Latin America in the overall Top 5 Award ranking, promoted by MZ Consult, with the support of JP Morgan, KPMG and Linklaters. It was the 6th year in a row that Unibanco’s IR website was awarded Top5. This year, the number of companies that signed up for the contest increased 63%, reaching 426 companies from 42 countries. The IR website is instrumental in the communication between Unibanco and the capitals market.

Social Responsibility

Unibanco carries out its social activities geared towards external communities, mainly by means of two institutes: Unibanco Institute and Moreira Salles Institute. Besides that, in its relationship with internal community and related parts, Unibanco daily exercises corporate citizenship, environmental care, education development, fight against prejudice and incentives to voluntary work.

The Unibanco Institute

The Unibanco Institute – responsible for the execution of the Social Responsibility activities of Unibanco – focuses on education, preferably on actions that support the social inclusion of underprivileged teenagers and young adults, as well as environmental education activities.

In 4Q04, the Unibanco Institute, together with the Junior Achievement Association, trained 3,140 youngsters from the public school system. The objective of this initiative is to awaken an entrepreneurial spirit among students aged 10 to 19, strengthening their ethical principles and offering them a realistic view of companies and business. As a side effect, it prevents these youngsters from being marginalized.

While still in 4Q04, the Unibanco Institute had some 350 youths graduate from its Program for Preparation for Work. This project’s target audience consists of low income youths who are given the opportunity of developing their knowledge, skills and attitudes in the face of the job market’s challenges and of learning professional disciplines such as telemarketing, office routines and information technology. Communication and expression activities, theatre and sensitization are also included in the program, which hinges on the belief that technical capabilities and emotional maturity are indispensable tools for youths to advance toward professional inclusion.

The Moreira Salles Institute (IMS)

Below, the chief highlights of the Moreira Salles Institute in 2004.

  More than 180 thousand people visited the IMS cultural centers and their exhibitions, a figure 26% higher than the 2003 one.

  34 exhibitions of fine arts and visual arts were held.

  38,933 students took part in 2,211 guided visits to the exhibitions.

  105 art education activities and movie and theatre sessions were provided by IMS for children and teenagers.

  More than 3.6 million people attended movie sessions in the Espaço Unibanco / Unibanco Arteplex chain of theatres.

  A new movie theater complex, Unibanco Arteplex Curitiba, opened in November. The new complex has five theatres and can seat 757 people.

  Roughly 100 thousand visitors, largely students from the public school system, visited the exhibition “São Paulo 450 years: the image and memory of the city in the collection of the Moreira Salles Institute”. This tribute to the anniversary of the city of São Paulo also involved the publication of a special issue of the Cadernos de Fotografia Brasileira on São Paulo.

  A special edition of the Cadernos de Literatura Brasileira on Clarice Lispector, the writer, was also launched.

  A rare collection of music that includes, among other precious pieces, the first recordings ever produced in Brazil, was made available, free of charge, in the Institute’s website (www.ims.com.br). The digitization of this musical collection belonging to IMS was also completed in 2004 and the recordings will be available on the Internet as from the beginning of 2005, encompassing more than 30 thousand pieces of music.

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES SUMMARY CONSOLIDATED BALANCE SHEET
R$ million
	Dec-04	Sep-04	Dec-03	Quarter Change (%)	Annual Change (%)
ASSETS
Cash and due from bank	1,561	1,326	1,083	17.7	44.1
Interbank investments	14,377	16,557	10,961	-13.2	31.2
Marketable securities and financial derivatives instruments	16,604	17,836	15,505	-6.9	7.1
Interbank accounts	4,838	5,156	4,180	-6.2	15.7
Loan portfolio. leasing and other loans	31,796	30,353	27,678	4.8	14.9
Allowance for loan losses	(1,669)	(1,430)	(1,549)	16.7	7.7
Net loans	30,127	28,923	26,129	4.2	15.3
Foreign exchange portfolio. except for ACC (1)	753	2,287	1,072	-67.1	-29.8
Negotiation and intermediation of securities	121	141	238	-14.2	-49.2
Investments	1,158	1,916	1,556	-39.6	-25.6
Fixed assets	851	946	988	-10.0	-13.9
Deferred charges	715	701	658	2.0	8.7
Other assets	8,245	8,273	7,262	-0.3	13.5

Total assets	79,350	84,062	69,632	-5.6	14.0

LIABILITIES
Deposits	33,531	32,044	25,357	4.6	32.2
Securities sold under repurchase agreements (open market)	7,565	11,265	7,184	-32.8	5.3
Resources from securities issued	1,579	2,241	3,465	-29.5	-54.4
Interbank accounts	21	625	20	-96.6	5.0
Borrowings and onlendings in Brazil - Governmental agencies	8,239	8,560	9,429	-3.8	-12.6
Financial derivatives instruments	270	326	253	-17.2	6.7
Technical provisions for insurance. annuities and	0	0	0	0.0	0.0
retirement plans	5,806	5,338	4,195	8.8	38.4
Foreign exchange portfolio (1)	944	2,588	1,163	-63.5	-18.8
Negotiation and intermediation of securities	248	286	233	-13.3	6.4
Other liabilities	12,269	12,085	10,344	1.5	18.6

Total liabilities	70,472	75,358	61,643	-6.5	14.3

Minority interest	772	772	833	0.0	-7.3
Stockholders' equity	8,106	7,932	7,156	2.2	13.3

Stockholders' equity managed by parent company	8,878	8,704	7,989	2.0	11.1

Total liabilities + stockholders' equity	79,350	84,062	69,632	-5.6	14.0

Note: (1) Refers to foreign exchange settlement positions, which are required to be recorded by their total value on both the asset and the liability sides, under Central Bank of Brazil guidelines.

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES CONSOLIDATED INCOME STATEMENT FOR THE PERIODS
R$ million
	4Q04	3Q04	4Q03	2004	2003
Revenue from financial intermediation	2,887	3,095	3,026	12,287	11,574
Loan portfolio	1,895	1,776	1,944	7,550	7,727
Result from marketable securities(1)	883	890	712	3,407	2,207
Insurance, pension plans and annuities result	227	242	220	883	870
Leasing operations, foreign exchange transactions
and compulsory deposits	(118)	187	150	447	770

Expenses on financial intermediation	(1,522)	(1,695)	(1,777)	(7,175)	(7,007)
Securities sold under repurchase agreements (open market)	(1,184)	(1,151)	(1,141)	(4,831)	(4,265)
Interest and restatement expenses on technical provisions for insurance, pension plans and annuities	(143)	(150)	(104)	(545)	(440)
Borrowings and onlendings	206	(119)	(190)	(494)	(847)
Provision for loan losses	(401)	(275)	(342)	(1,305)	(1,455)

Profit from financial intermediation	1,365	1,400	1,249	5,112	4,567

Other operating income (expenses)	(832)	(844)	(793)	(3,151)	(2,660)
Fees from services rendered	851	829	786	3,241	2,842
Insurance, pension plans and annuities result	165	134	121	575	507
Credit card selling expenses	(81)	(92)	(61)	(330)	(233)
Salaries, benefits, training and social security	(544)	(527)	(461)	(2,014)	(1,773)
Other administrative expenses	(821)	(781)	(776)	(3,044)	(2,804)
Other taxes	(238)	(199)	(169)	(768)	(634)
Equity in the results of associated companies	6	3	(1)	14	-
Other operating income / Other operating expenses(1)	(170)	(211)	(232)	(825)	(565)

Operating income	533	556	456	1,961	1,907
Non-operating income (expenses), net	37	(5)	1	38	10
Income before taxes and profit sharing	570	551	457	1,999	1,917

Income tax and social contribution	(101)	(141)	(66)	(339)	(493)

Profit sharing	(64)	(46)	(67)	(236)	(227)

Extraordinary Items	(1)	-	-	(1)	-

Net income before minority interest	404	364	324	1,423	1,197
Minority interest	(29)	(37)	(33)	(140)	(145)

Net Income	375	327	291	1,283	1,052
Note: (1) Exchange rate fluctuation on investments abroad was accounted for as “marketable securities result” in the press release, where it was accounted for as “other operating income (expenses)” in the Financial Statements.

Please note that the original Press Release is in Portuguese. In case of doubt the Portuguese version prevails.

Unibanco’s full financial statements will be available on our website at www.ir.unibanco.com, under Financial Information – Financial Statements, as soon as they are filed with the CVM – Brazilian Securities Exchange Commission.

This press release contains forward looking statements regarding Unibanco, its subsidiaries and affiliates - anticipated synergies, growth plans, projected results and future strategies. Although these forward looking statements reflect management’s good faith beliefs, they involve known and unknown risks and uncertainties that may cause the Company’s actual results or outcomes to be materially different from those anticipated and discussed herein. These risks and uncertainties include, but are not limited to, our ability to realize the amount of the projected synergies and on the timetable projected, as well as economic, competitive, governmental and technological factors affecting Unibanco’s operations, markets, products and prices, and other factors detailed in Unibanco’s filings with the Securities and Exchange Commission which readers are urged to read carefully in assessing the forward-looking statements contained herein. Unibanco undertakes no duty to update any of the projections contained herein.

2004 Conference Call will be held on February 18, at 07:00 a.m. (Eastern Time) in Portuguese, and at 09:00 a.m. (Eastern Time) in English. See the webcast presentation through our Investor Relations website www.ir.unibanco.com – Conference Call - Webcasting.

For further information, please contact us by sending an e-mail to investor.relations@unibanco.com, or by phone 55 11 3097-1980.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 22, 2005

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Ney Ferraz Dias
Ney Ferraz Dias
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.